Exhibit 99.3

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at September 30, 2024 and March 31, 2024

and for the three and six month periods ended

September 30, 2024 and 2023

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net (Loss) Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
expressed in millions of Canadian dollars, except for per share amounts
Revenue (Note 3)	$600.3	$732.6	$1,250.8	$1,559.8
Operating expenses
Cost of sales (Note 4)	$647.2	$664.8	$1,281.0	$1,304.3
Administrative and selling expenses (Note 5)	36.7	31.0	65.9	54.4

(Loss) income from operations	$(83.6)	$36.8	$(96.1)	$201.1

Other (income) and expenses
Finance income	$(7.0)	$(3.1)	$(12.4)	$(6.4)
Finance costs (Note 6)	19.2	5.4	35.6	10.5
Interest on pension and other post-employment benefit obligations	5.3	4.8	10.7	9.6
Foreign exchange loss (gain)	9.6	(11.6)	2.8	(0.6)
Other income (Note 25)	(32.1)	—	(32.1)	—
Change in fair value of warrant liability (Note 26)	27.3	0.3	11.7	(17.2)
Change in fair value of earnout liability (Note 27)	5.4	(0.7)	2.9	(2.7)
Change in fair value of share-based compensation liability (Note 28)	12.5	(1.3)	6.7	(5.3)

	$40.2	$(6.2)	$25.9	$(12.1)

(Loss) income before income taxes	$(123.8)	$43.0	$(122.0)	$213.2
Income tax (recovery) expense (Note 19)	(17.2)	11.9	(21.5)	51.2

Net (loss) income	$(106.6)	$31.1	$(100.5)	$162.0

Net (loss) income per common share
Basic (Note 22)	$(0.98)	$0.29	$(0.93)	$1.49
Diluted (Note 22)	$(0.98)	$0.24	$(0.93)	$1.09

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
expressed in millions of Canadian dollars
Net (loss) income	$(106.6)	$31.1	$(100.5)	$162.0
Other comprehensive (loss) income, net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange (loss) gain on translation to presentation currency	$(20.0)	$32.9	$(4.9)	$(0.6)
Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and six months ended September 30, 2024 and for the three and six months ended September 30, 2023 (Notes 17, 18)	$(8.0)	$14.0	$17.5	$(0.4)

	$(28.0)	$46.9	$12.6	$(1.0)

Total comprehensive (loss) income	$(134.6)	$78.0	$(87.9)	$161.0

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2024	March 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$452.0	$97.9
Restricted cash (Note 7)	0.1	3.9
Taxes receivable (Note 8)	36.1	20.0
Accounts receivable, net (Note 9)	253.7	246.7
Inventories (Note 10)	792.6	807.8
Prepaid expenses and deposits	52.2	80.5
Other assets	5.2	5.7

Total current assets	$1,591.9	$1,262.5

Non-current
Property, plant and equipment, net (Note 11)	$1,496.0	$1,405.2
Intangible assets, net	0.6	0.7
Other assets	7.4	7.6

Total non-current assets	$1,504.0	$1,413.5

Total assets	$3,095.9	$2,676.0

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 12)	$0.3	$0.3
Accounts payable and accrued liabilities (Note 13)	293.2	286.8
Taxes payable and accrued taxes (Note 14)	50.4	30.1
Current portion of other long-term liabilities	3.3	1.4
Current portion of governmental loans (Note 16)	23.8	16.2
Current portion of environmental liabilities	2.7	3.1
Warrant liability (Note 26)	56.3	44.9
Earnout liability (Note 27)	12.3	13.8
Share-based payment compensation liability (Note 28)	38.5	31.9

Total current liabilities	$480.8	$428.5

Non-current
Senior secured lien notes (Note 15)	$463.5	$—
Long-term governmental loans (Note 16)	130.2	127.4
Accrued pension liability (Note 17)	216.4	238.0
Accrued other post-employment benefit obligation (Note 18)	235.6	229.5
Other long-term liabilities	16.0	17.0
Environmental liabilities	38.4	35.2
Deferred income tax liabilities	101.2	98.0

Total non-current liabilities	$1,201.3	$745.1

Total liabilities	$1,682.1	$1,173.6

Shareholders’ equity
Capital stock (Note 21)	$968.5	$963.9
Accumulated other comprehensive income	279.7	267.1
Retained earnings	173.6	288.4
Contributed deficit	(8.0)	(17.0)

Total shareholders’ equity	$1,413.8	$1,502.4

Total liabilities and shareholders’ equity	$3,095.9	$2,676.0

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed deficit	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain (loss) on pension and other post- employment benefit obligation	Accumulated other compre- hensive income	Retained earnings	Total Shareholders’ equity
Balance at March 31, 2024	$963.9	$(17.0)	$109.8	$157.3	$267.1	$288.4	$1,502.4
Net loss	—	—	—	—	—	(100.5)	(100.5)
Other comprehensive income	—	—	(4.9)	17.5	12.6	—	12.6
Issuance of performance and restricted share units (Note 30)	—	7.8	—	—	—	—	7.8
Issuance of deferred share units (Note 30)	—	1.2	—	—	—	—	1.2
Issuance of capital stock (Notes 21, 27)	4.6	—	—	—	—	—	4.6
Dividend equivalent on earnout rights (Note 27)	—	—	—	—	—	(0.1)	(0.1)
Dividends paid (Note 31)	—	—	—	—	—	(14.2)	(14.2)

Balance at September 30, 2024	$968.5	$(8.0)	$104.9	$174.8	$279.7	$173.6	$1,413.8

Balance at March 31, 2023	958.4	(21.4)	106.7	206.9	313.6	211.6	1,462.2
Net income	—	—	—	—	—	162.0	162.0
Other comprehensive loss	—	—	(0.6)	(0.4)	(1.0)	—	(1.0)
Issuance of performance and restricted share units (Note 30)	—	1.8	—	—	—	—	1.8
Issuance of deferred shared units (Note 30)	—	0.9	—	—	—	—	0.9
Issuance of capital stock (Notes 21, 27)	0.4	(0.4)	—	—	—	—	—
Dividend equivalent on earnout rights (Note 27)	—	—	—	—	—	(0.3)	(0.3)
Dividends paid (Note 31)	—	—	—	—	—	(13.9)	(13.9)

Balance at September 30, 2023	$958.8	$(19.1)	$106.1	$206.5	$312.6	$359.4	$1,611.7

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
expressed in millions of Canadian dollars
Operating activities
Net (loss) income	$(106.6)	$31.1	$(100.5)	$162.0
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	36.3	25.3	69.5	48.6
Deferred income tax expense (recovery) (Note 19)	8.7	(3.9)	3.4	(10.9)
Pension funding (in excess of) below expense	(2.8)	(0.3)	(4.7)	0.9
Post-employment benefit funding in excess of expense	(2.3)	(1.5)	(4.0)	(3.4)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	3.0	(4.3)	0.6	(0.2)
post-employment benefit obligations	3.1	(4.9)	0.8	—
Finance costs	19.2	5.4	35.6	10.5
Loss on disposal of property, plant and equipment	—	—	1.1	—
Interest on pension and other post-employment benefit obligations	5.3	4.8	10.7	9.6
Other income	(32.1)	—	(32.1)	—
Accretion of governmental loans and environmental liabilities	6.1	3.8	10.0	7.4
Unrealized foreign exchange loss (gain) on government loan facilities	2.1	(3.1)	0.8	(0.5)
Increase (decrease) in fair value of warrant liability (Note 26)	27.3	0.3	11.7	(17.2)
Increase (decrease) in fair value of earnout liability (Note 27)	5.4	(0.7)	2.9	(2.7)
Increase (decrease) in fair value of share-based payment compensation liability (Note 28)	12.5	(1.3)	6.7	(5.3)
Other	8.7	2.1	9.9	3.6

	$(6.1)	$52.8	$22.4	$202.4
Net change in non-cash operating working capital (Note 23)	31.9	6.6	16.1	21.5
Environmental liabilities paid	(0.3)	(2.2)	(0.5)	(2.8)

Cash generated by operating activities	$25.5	$57.2	$38.0	$221.1

Investing activities
Acquisition of property, plant and equipment (Note 11)	$(89.4)	$(154.6)	$(187.7)	$(273.2)
Insurance proceeds for property damage (Note 25)	27.9	—	27.9	—

Cash used in investing activities	$(61.5)	$(154.6)	$(159.8)	$(273.2)

Financing activities
Bank indebtedness advanced, net (Note 12)	$—	$(1.0)	$—	$(1.7)
Transaction costs on bank indebtedness (Note 12)	—	(0.7)	—	(1.7)
Restricted cash	3.8	—	3.8	—
Senior secured lien notes issued (Note 15)	—	—	472.6	—
Transaction costs on senior secured lien notes (Note 15)	—	—	(4.1)	—
Governmental loans received (Note 16)	12.9	23.8	27.4	42.3
Repayment of governmental loans (Note 16)	(2.5)	(2.5)	(5.0)	(5.0)
Interest paid	—	(0.1)	(0.1)	(0.2)
Dividends paid (Note 31)	(14.2)	(13.9)	(14.2)	(13.9)
Other	0.9	(0.3)	0.4	(0.3)

Cash generated by financing activities	$0.9	$5.3	$480.8	$19.5

Effect of exchange rate changes on cash	$(6.3)	$5.1	$(4.9)	$(1.2)
Cash
(Decrease) increase in cash	(41.4)	(87.0)	354.1	(33.8)
Opening balance	493.4	300.6	97.9	247.4

Ending balance (Note 7)	$452.0	$213.6	$452.0	$213.6

See accompanying notes to the condensed interim consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.

The condensed interim consolidated financial statements of the Company as at September 30, 2024 and March 31, 2024 and for the three and six month periods ended September 30, 2024 and 2023 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Notes 4 of the Company’s annual consolidated financial statements for the years ended March 31, 2024 and 2023. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements, except as disclosed below.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended March 31, 2024 and 2023.

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on November 5, 2024.

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2024 and 2023. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company and its subsidiaries’ functional currency is the United States dollar (“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate.

For reporting purposes, the condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$C”). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency’.

New IFRS Standards, Amendments and Interpretations adopted as of April 1, 2024 (for fiscal years beginning on or after January 1, 2024)

The Company adopted the following amendments which did not have a material impact on the condensed interim consolidated financial statements:

Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	REVENUE

The Company is viewed as a single reportable segment involving steel production for purposes of internal performance measurement and resource allocation.

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Total revenue is comprised of:
Sheet & Strip	$427.4	$534.8	$920.3	$1,143.5
Plate	111.2	130.7	215.5	275.6
Slabs	0.4	0.3	0.6	1.2
Freight	46.6	50.4	92.5	102.6
Non-steel revenue	14.7	16.4	21.9	36.9

	$600.3	$732.6	$1,250.8	$1,559.8

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$228.8	$293.5	$439.0	$606.1
Sales to customers in the United States	362.4	429.7	797.0	930.9
Sales to customers in the rest of the world	9.1	9.4	14.8	22.8

	$600.3	$732.6	$1,250.8	$1,559.8

For the three month period ended September 30, 2024, sales to any one customer did not represent greater than 10% of total revenue. For the six month period ended September 30, 2024, sales of $135.1 million to one customer represented greater than 10% of total revenue. For the three and six month periods ended September 30, 2023, sales of $97.1 million and $210.3 million, respectively, to one customer represented greater than 10% of total revenue.

4.	COST OF SALES

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Total cost of sales is comprised of:
Cost of steel revenue	$585.9	$598.0	$1,166.6	$1,164.8
Cost of freight revenue	46.6	50.4	92.5	102.6
Cost of non-steel revenue	14.7	16.4	21.9	36.9

	$647.2	$664.8	$1,281.0	$1,304.3

Inventories recognized as cost of sales:	$600.6	$614.4	$1,188.5	$1,201.7

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$—	$6.8	$10.3	$13.5

Depreciation included in cost of steel revenue for the three and six month periods ended September 30, 2024 was $36.1 million and $69.2 million, respectively. Depreciation included in cost of steel revenue for the three and six month periods ended September 30, 2023 was $25.2 million and $48.4 million, respectively. Wages and benefits included in cost of steel revenue for the three and six month periods ended September 30, 2024 was $89.6 million and $180.8 million, respectively. Wages and

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	COST OF SALES (continued)

benefits included in cost of steel revenue for the three and six month periods ended September 30, 2023 was $86.1 million and $174.6 million, respectively.

Federal Greenhouse Gas Pollution Pricing Act

During the three and six month periods ended September 30, 2024, total Carbon Tax recognized in cost of sales as an expense was $12.5 million and $22.0 million, respectively. During the three and six month periods ended September 30, 2023, total Carbon Tax recognized in cost of sales as an expense was $12.2 million and $14.7 million, respectively.

5.	ADMINISTRATIVE AND SELLING EXPENSES

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Administrative and selling expense is comprised of:
Personnel expenses	$10.4	$10.1	$21.1	$19.2
Share-based compensation expense	7.9	2.4	9.1	3.1
Professional, consulting, legal and other fees	4.6	6.4	9.5	10.2
Insurance	9.2	7.4	15.7	12.7
Software licenses	1.6	1.1	3.4	2.4
Amortization of intangible assets and non-producing assets	0.1	0.1	0.2	0.2
Other administrative and selling	2.9	3.5	6.9	6.6

	$36.7	$31.0	$65.9	$54.4

6.	FINANCE COSTS

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Finance costs are comprised of:
Interest on senior secured lien notes (Note 15)	$11.0	$—	$21.3	$—
Interest on financing arrangement	0.2	—	0.4	—
Revaluation of discount rate for environmental liabilities	2.1	—	2.1	—
Other interest expense	0.7	0.5	1.5	1.0
Revolving Credit Facility fees	0.6	0.6	1.2	1.2
Unwinding of issuance costs of debt facilities (Note 12, 15, 16) and accretion of governmental loan benefits and discounts on environmental liabilities	4.6	4.3	9.1	8.3

	$19.2	$5.4	$35.6	$10.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

7.	CASH AND RESTRICTED CASH

At September 30, 2024, the Company had $452.0 million of cash (March 31, 2024 – $97.9 million) and restricted cash of $0.1 million (March 31, 2024 – $3.9 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both September 30, 2024 and March 31, 2024.

8.	TAXES RECEIVABLE

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Sales taxes receivable	$8.6	$20.0
Income taxes receivable	27.5	—

	$36.1	$20.0

9.	ACCOUNTS RECEIVABLE, NET

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Trade accounts receivable	$247.4	$238.5
Allowance for doubtful accounts	(3.1)	(3.1)
Governmental loan claims receivable
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	3.0	3.0
Northern Industrial Electricity Rate program rebate receivable	2.1	2.2
Other accounts receivable	4.3	6.1

	$253.7	$246.7

Allowance for doubtful accounts
Balance at March 31, 2023	$(0.5)
Adjustment to expected credit loss	(2.6)

Balance at March 31, 2024	$(3.1)
Adjustment to expected credit loss	—

Balance at September 30, 2024	$(3.1)

10.	INVENTORIES

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Raw materials and consumables	$552.7	$580.3
Work in progress	148.7	152.9
Finished goods	91.2	74.6

	$792.6	$807.8

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	PROPERTY, PLANT AND EQUIPMENT, NET

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Freehold land	$6.7	$6.7
Buildings	50.9	52.4
Machinery and equipment	733.9	697.6
Computer hardware	3.8	4.0
Right-of-use assets	5.8	6.2
Property under construction	694.9	638.3

	$1,496.0	$1,405.2

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. As a result of the Company changing to electric arc furnaces (“EAF”) to replace the existing blast furnace and basic oxygen steelmaking operations, the Company has been reviewing the useful lives for those assets expected to be decommissioned once the EAF is operational. Effective October 1, 2023, there was sufficient evidence to support a change in the useful lives of machinery, equipment and buildings involved in blast furnace steelmaking operations. The remaining useful lives of this machinery, equipment and buildings have been adjusted to be fully depreciated by December 31, 2029. Further, as a result of planned decommissioning of the Company’s 106” wide strip line, the remaining useful lives of associated machinery and equipment have been adjusted to be fully depreciated by March 31, 2025.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment for the three and six month periods ended September 30, 2024 was $35.5 million and $70.6 million, respectively. Depreciation of property, plant and equipment for the three and six month periods ended September 30, 2023 was $25.9 million and $50.0 million, respectively. Depreciation included in inventories at September 30, 2024, amounted to $14.9 million (September 30, 2023 - $11.9 million).

Acquisitions and disposals

During the three month period ended September 30, 2024, property, plant and equipment were acquired at an aggregate net cost of $80.5 million (September 30, 2023 – $138.5 million); comprised of property, plant and equipment acquired with a total cost of $89.4 million (September 30, 2023 - $154.6 million), against which the Company recognized benefits totalling $8.9 million (September 30, 2023 - $16.1 million) in respect of the governmental loans and the governmental grant discussed in Note 16.

During the six period ended September 30, 2024, property, plant and equipment were acquired at an aggregate net cost of $168.9 million (September 30, 2023 – $244.9 million); comprised of property, plant and equipment acquired with a total cost of $187.7 million (September 30, 2023 - $273.2 million), against which the Company recognized benefits totalling $18.8 million (September 30, 2023 - $28.3 million) in respect of the governmental loans and the governmental grant discussed in Note 16.

During the three and six month periods ended September 30, 2024, of total additions to property under construction, the EAF comprised an aggregate net cost of $52.3 million and $90.8 million, respectively, including benefits in respect of the governmental loans totalling $8.9 million and $18.8 million, respectively. During the three month and six month periods ended September 30, 2023, of total

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

additions to property under construction, the EAF comprised an aggregate net cost of $47.9 million and $121.6 million, respectively, including benefits in respect of the governmental loans totalling $15.9 million and $28.2 million, respectively. As at September 30, 2024, since inception of the project the Company had additions for the EAF of $563.8 million, including benefits in respect of the governmental loans totalling $108.5 million.

At September 30, 2024, property under construction includes prepaid progress payments of $198.3 million for the transition from blast furnace steel production to EAF (March 31, 2024 – $204.4 million).

Government Funding Agreements

On November 30, 2018, the Company, together with the governments of Canada and Ontario entered into agreements totalling up to $120.0 million of modernization and expansion related capital expenditure support from the governments of Canada and Ontario. Additionally, on March 29, 2019, the Company, together with the government of Canada entered into an agreement totalling up to $30.0 million of modernization and expansion related capital expenditure support from the government of Canada. On September 20, 2021, the Company, together with the government of Canada entered into an agreement for support up to $420 million related to the transition from blast furnace steel production to EAF. The $420 million of financial support consists of (i) a loan of up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund (“SIF”) and (ii) a loan of up to $220 million from the Canada Infrastructure Bank (“CIB”). Given that the Company did not expect to draw on the CIB loan, the parties agreed to terminate the agreement on March 7, 2024.

12.	BANK INDEBTEDNESS

On November 30, 2018, the Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. In May 2023, the Company increased its Revolving Credit Facility from US $250 million to US $300 million and extended the term to May, 2028. The interest rate on the Revolving Credit Facility is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which varies depending on usage.

At September 30, 2024, the Company had drawn $0.3 million (US $0.3 million), and there was $342.8 million (US $253.9 million) of unused availability after taking into account $61.9 million (US $45.8 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2024, the Company had drawn $0.3 million (US $0.2 million), and there was $347.1 million (US $256.2 million) of unused availability after taking into account $59.1 million (US $43.6 million) of outstanding letters of credit and borrowing base reserves.

Initial transaction costs related to the Revolving Credit Facility obtained on November 30, 2018 amounted to $7.0 million, with additional transaction costs of $1.7 million incurred for the increase in the Revolving Credit Facility. Transaction costs are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has a maturity date of May 31, 2028. At September 30, 2024, the unamortized transaction costs related to the Revolving Credit Facility were $1.2 million (March 31, 2024 - $1.4 million).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

12.	BANK INDEBTEDNESS (continued)

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the six month period ended September 30, 2024 arising from financing activities are presented below:

Balance at March 31, 2024	$0.3
Revolving Credit Facility drawn	2.4
Repayment of Revolving Credit Facility	(2.4)

Balance at September 30, 2024	$0.3

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Accounts payable	$144.5	$142.0
Accrued liabilities	108.4	80.5
Wages and accrued vacation payable	40.3	64.3

	$293.2	$286.8

14.	TAXES PAYABLE AND ACCRUED TAXES

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Payroll taxes payable	$4.9	$3.0
Sales taxes payable	1.9	1.6
Carbon tax accrual	43.6	23.4
Income taxes payable	—	2.1

	$50.4	$30.1

15.	SENIOR SECURED LIEN NOTES

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of US $350.0 million of 9.125% Senior Secured Lien Notes (the “Notes”) due April 15, 2029. The Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, commencing October 15, 2024. The principal balance of the Notes are repaid on April 15, 2029.

Prior to the maturity date, the Company can exercise various rights to redeem the Notes in whole or in part at a specific redemption price. In some cases, the redemption of the Notes is only permitted upon the occurrence of a specific event.

Transaction costs related to the Notes amounted to $10.1 million. Transaction costs are presented as an offset against the Notes in the condensed interim consolidated statements of financial position, and have been amortized using the effective interest rate method over the life of the facility. At

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	SENIOR SECURED LIEN NOTES (continued)

September 30, 2024, the unamortized transaction costs related to the Notes were $9.0 million (March 31, 2024 – nil).

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Senior Secured Lien Notes, due April 15, 2029	$472.5	$—
Less: unamortized transaction costs	(9.0)	—

	$463.5	$—

16.	GOVERNMENTAL LOANS

As at,	September 30, 2024	March 31, 2024
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$18.4	$21.7
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	37.2	42.8
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	9.7	9.4
Federal SIF EAF Agreement loan, denominated in Canadian dollars, due January 1, 2030	64.9	53.5

	$130.2	$127.4

Current portion
Federal AMF Loan, denominated in Canadian dollars	$10.0	$10.0
Provincial MENDM Loan, denominated in Canadian dollars	13.8	6.2

	$23.8	$16.2

	$154.0	$143.6

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	GOVERNMENTAL LOANS (continued)

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid)	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at March 31, 2024	$39.2	$(26.5)	$18.8	$31.7
Movement in the period	(5.0)	—	1.7	(3.3)

Balance at September 30, 2024	$34.2	$(26.5)	$20.5	$28.4

Provincial MENDM Loan
Balance at March 31, 2024	$60.0	$(26.4)	$15.5	$49.0
Movement in the period	—	—	2.0	2.0

Balance at September 30, 2024	$60.0	$(26.4)	$17.5	$51.0

Federal SIF Loan
Balance at March 31, 2024	$15.0	$(9.2)	$3.6	$9.4
Movement in the period	—	—	0.3	0.3

Balance at September 30, 2024	$15.0	$(9.2)	$3.9	$9.7

Federal SIF EAF Loan
Balance at March 31, 2024	$139.9	$(90.4)	$4.0	$53.5
Movement in the period	27.6	(18.7)	2.5	11.4

Balance at September 30, 2024	$167.5	$(109.1)	$6.5	$64.9

Total, Governmental Loans
Balance at March 31, 2024	$254.2	$(152.5)	$41.9	$143.6
Movement in the period	22.6	(18.7)	6.5	10.4

Balance at September 30, 2024	$276.8	$(171.2)	$48.4	$154.0

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	PENSION BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net (loss) income in respect of the defined benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Amounts recognized in net (loss) income were as follows:
Current service cost	$3.9	$4.2	$7.8	$8.4
Net interest cost	2.7	2.1	5.4	4.2

	$6.6	$6.3	$13.2	$12.6

Defined benefit costs recognized in:
Cost of sales	$3.5	$3.8	$7.0	$7.6
Administrative and selling expense	0.4	0.4	0.8	0.8
Interest on pension liability	2.7	2.1	5.4	4.2

	$6.6	$6.3	$13.2	$12.6

The amounts recognized in the condensed interim consolidated statements of other comprehensive (loss) income in respect of the defined benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Amounts recognized in other comprehensive (loss) income, were as follows:
Actuarial loss (gain) on accrued pension liability	$(0.9)	$2.2	$(22.3)	$14.8

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net (loss) income in respect of the other post-employment benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Amounts recognized in net (loss) income were as follows:
Current service cost	$0.8	$0.7	$1.6	$1.4
Net interest cost	2.6	2.7	5.3	5.4

	$3.4	$3.4	$6.9	$6.8

Post employment benefit costs recognized in:
Cost of sales	$0.7	$0.6	$1.4	$1.2
Administrative and selling expense	0.1	0.1	0.2	0.2
Interest on pension liability	2.6	2.7	5.3	5.4

	$3.4	$3.4	$6.9	$6.8

The amounts recognized in the condensed interim consolidated statements of other comprehensive (loss) income in respect of these other post-employment benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Amounts recognized in other comprehensive (loss) income, were as follows:
Actuarial loss (gain) on accrued post-employment benefit liability	$8.9	$(16.2)	$4.8	$(14.4)

19.	INCOME TAX (RECOVERY) EXPENSE

The components of income tax (recovery) expense for the three and six month periods ended September 30, 2024 and September 30, 2023 are as follows:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Income tax (recovery) expense recognized in net (loss) income:
Current tax (recovery) expense	$(25.9)	$15.8	$(24.9)	$62.1
Deferred income tax expense (recovery)	8.7	(3.9)	3.4	(10.9)

	$(17.2)	$11.9	$(21.5)	$51.2

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements. These agreements provide the Company with comfort that an adequate supply of these key raw materials will be available to the Company at a price acceptable to the Company.

Legal Matters

Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these condensed interim consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

21.	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value
Balance at March 31, 2024	104,103,072	$963.9
Issuance of capital stock	320,000	4.6

Balance at September 30, 2024	104,423,072	$968.5

During the six month period ended September 30, 2024, the Company issued 320,000 capital stock upon exercise of earnout rights. See Note 27.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	NET (LOSS) INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net (loss) income per common share:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
(in millions)
Net (loss) income attributable to ordinary shareholders	$(106.6)	$31.1	$(100.5)	$162.0
Loss (gain) on change in fair value of warrants(i)	—	0.3	—	(17.2)

Net (loss) income attributable to ordinary shareholders (diluted)	$(106.6)	$31.4	$(100.5)	$144.8

(in millions)
Weighted average common shares outstanding(ii)	108.5	108.5	108.5	108.5
Dilutive effect of warrants, restricted share units and performance share units (i) (ii)	—	24.4	—	24.4

Dilutive weighted average common shares outstanding	108.5	132.9	108.5	132.9

Net (loss) income per common share:
Basic	$(0.98)	$0.29	$(0.93)	$1.49
Diluted	$(0.98)	$0.24	$(0.93)	$1.09

(i)

As at September 30, 2024, 24,179,000 warrants remain outstanding. For the purposes of determining diluted net (loss) income per common share, net income for the three and six month periods ended September 30, 2024 was not adjusted as the warrants were determined to be anti-dilutive. For the purposes of determining diluted net (loss) income per common share, net income for the three and six month periods ended September 30, 2023 was adjusted for the change in the fair value of the warrants in the amount of $0.3 million (US $0.2 million) and $17.2 million (US $12.8 million), respectively, as the warrants were determined to be dilutive.

(ii)

On May 17, 2022, the Board of Directors granted 141,203 and 556,348 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2023 (“FY2023 Plan”). Further, on March 31, 2023 the Board of Directors granted 457,935 and 404,211 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024 (“FY2024 Plan”). On June 18, 2024, the Board of Directors granted 569,536 and 953,783 restricted share units and performance share units under the Omnibus Plan for the fiscal year ended March 31, 2025 (“FY2025 Plan”). For the purposes of determining diluted net (loss) income per share, the restricted share units and performance share units are considered contingently issuable potential ordinary shares. The treasury stock method is applied based on the number of units that vest based on achievement of various financial and nonfinancial targets. Based on the achievement of such targets and forfeiture of awards, the restricted share units and performance share units included in diluted net (loss) income per share for the three and six month periods ended September 30, 2024 is 628,191 common shares and 563,797 common

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	NET (LOSS) INCOME PER SHARE (continued)

shares, respectively (September 30, 2023 – 194,080 and 206,000, respectively). See Note 30.

For the three and six month periods ended September 30, 2024, the total weighted average common shares issued and outstanding is 104,227,420 and 104,174,438 (September 30, 2023 – 103,603,263 and 103,586,407, respectively).

The Company issued earnout rights and Replacement LTIP awards in connection with the Company’s merger transaction from fiscal 2022. For the thee and six month periods ended September 30, 2024, 1,082,651 and 1,130,241, weighted average earnout rights, respectively, have been included in the calculation of basic and diluted net (loss) income per common share (September 30, 2023 – 1,553,363 and 1,545,319, respectively). Replacement LTIP awards are included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. For the three and six month periods ended September 30, 2024, 2,802,051 and 2,789,528 weighted average Replacement LTIP awards, respectively, have been included in the calculation of basic and diluted net (loss) income per common share (September 30, 2023 - 3,090,113 and 3,074,962, respectively). See Note 27 and Note 28.

The Company also routinely grants DSUs to Directors of the Company under its Omnibus Equity Incentive Plan (“Omnibus Plan”). DSUs as vested to various Directors of the Company in respect of their annual retainers. The DSUs recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration. For the three and six month periods ended September 30, 2024, 397,660 and 379,272 weighted average DSUs, respectively, have been included in the calculation of basic and diluted net (loss) income per common share (September 30, 2023 – 272,001 and 245,210, respectively). See Note 30.

23.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Accounts receivable	$20.8	$4.5	$(3.6)	$(13.0)
Taxes receivable	(21.0)	—	(16.7)	—
Taxes payable	8.8	2.8	21.1	33.7
Inventories	(4.6)	(45.8)	13.6	(97.9)
Prepaid expenses and other current assets	(0.8)	36.6	28.9	29.4
Accounts payable and accrued liabilities	28.7	8.5	(27.2)	69.3

	$31.9	$6.6	$16.1	$21.5

24.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 12, approximates the respective carrying value due to variable interest rates.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	FINANCIAL INSTRUMENTS (continued)

The fair value of the financing arrangement included in other long-term liabilities approximate the carrying value due to prevailing interest rates and the risk characteristics of the instrument.

The fair value of the various government funding are classified as Level 2 and are estimated based on a discounted cash flow model applying current rates offered to the Company for financial instruments subject to similar risk and maturities. The carrying value of government funding generally approximate its fair value.

The fair value of the senior secured lien notes are classified as Level 1 and are calculated using the quoted market price of the Notes. As at September 30, 2024, the fair value of the Notes were $484.7 million.

The fair values of the warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and are calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2024 is the carrying amount of accounts receivable of $253.7 million (March 31, 2024 - $246.7 million). At September 30, 2024, there were two customer accounts greater than 10% of the carrying amount of accounts receivable. At March 31, 2024, there was one customer account greater than 10% of the carrying amount of accounts receivable. As at September 30, 2024, $6.0 million, or 2.4% (March 31, 2024 - $6.2 million, or 2.5%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2024 was $3.1 million (March 31, 2024 - $3.1 million), as disclosed in Note 9.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	FINANCIAL INSTRUMENTS (continued)

The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. There have been no changes to the Company’s objectives and processes for capital management as described in Note 5 to the March 31, 2024 consolidated financial statements, except for the issuance of Senior Secured Lien Notes (see Note 15).

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at September 30, 2024 and March 31, 2024, were as follows:

As at,	September 30, 2024	March 31, 2024
Cash	$—	$1.5
Restricted cash	0.1	3.9
Accounts receivable	105.0	78.0
Accounts payable and accrued liabilities	(137.0)	(145.5)
Governmental loans	(154.0)	(143.6)
Other long-term liabilities	(14.9)	(17.0)

Net Canadian dollar denominated financial instruments	$(200.8)	$(222.7)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and six month periods ended September 30, 2024 would have decreased (or increased) income (loss) from operations by $0.1 million and $0.4 million, respectively, and would not have decreased (or increased) income (loss) from operations for the year ended March 31, 2024.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and six month periods ended September 30, 2024 and September 30, 2023, a one percent increase (or decrease) in interest rates would not have decreased (or increased) net income.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 20. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the revenue on the sale of steel. At September 30, 2024 and March 31, 2024, the Company had no commodity-based swap contracts.

25.	OTHER INCOME

During the three and six month periods ended September 30, 2024, the Company recognized $32.1 million of insurance proceeds in other income (September 30, 2023 – nil). The amount represents cash received of $27.9 million and $4.2 million receivable from insurance providers which is presented in accounts receivable in the condensed interim consolidated statements of financial position.

26.	WARRANT LIABILITY

As at September 30, 2024, 24,179,000 Warrants remain outstanding with an estimated fair value of US $1.73 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $56.3 million (US $41.7 million) (March 31, 2024 - $44.9 million; US $33.1 million). For the three and six month periods ended September 30, 2024, loss of $27.3 million and $11.7 million, respectively, on change in the fair value of the warrant liability are presented in the condensed interim consolidated statements of net (loss) income. For the three and six month periods ended September 30, 2023, a loss of $0.3 million and a gain of $17.2 million, respectively, on change in the fair value of the warrant liability are presented in the condensed interim consolidated statements of net (loss) income. The Warrants will expire on October 19, 2026.

27.	EARNOUT LIABILITY

As at September 30, 2024, 889,054 earnout rights remain outstanding with an estimated fair value of US $10.23 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $12.3 million (US $9.1 million) (March 31, 2024 - $13.8 million; US $10.2 million). During the six month period ended September 30, 2024, earnout rights were settled for 320,000 common shares. For the year ended March 31, 2024, earnout rights were settled for cash totalling $2.5 million. Loss on change in the fair value of the earnout liability for the three and six month periods ended September 30, 2024 of $5.4 million and $2.9 million, respectively, are presented in the condensed interim consolidated statements of net (loss) income. Gain on change in the fair value of the earnout liability for the three and six month periods ended September 30, 2023 of $0.7 million and $2.7

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

27.	EARNOUT LIABILITY (continued)

million, respectively, are presented in the condensed interim consolidated statements of net (loss) income.

Continuity of earnout rights are as follows:

	Six months ended September 30, 2024	Year ended March 31, 2024
Opening balance	1,196,157	1,537,184
Dividend equivalents and other adjustments	12,896.6	37,534
Vested and settled	(320,000)	(378,561)

Ending balance	889,054	1,196,157

28.	SHARE-BASED PAYMENT COMPENSATION LIABILITY

Replacement Long Term Incentive Plan (“LTIP”) Awards

As at September 30, 2024, 2,786,373 Replacement LTIP Awards remain outstanding with an estimated fair value of US $10.23 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $38.5 million (US $28.5 million) (March 31, 2024 - $31.9 million; US $23.6 million) in share-based payment compensation liability on the condensed interim consolidated statements of financial position. During the six month period ended September 30, 2024, there were no Replacement LTIP units settled (March 31, 2024 - 356,900 units were settled). Loss on change in the fair value of the share-based payment compensation liability for the three and six month periods ended September 30, 2024 of $12.5 million and $6.7 million, respectively, are presented in the condensed interim consolidated statements of net (loss) income. Gain on change in the fair value of the share-based payment compensation liability for the three and six month periods ended September 30, 2023 of $1.3 million and $5.3 million, respectively, are presented in the condensed interim consolidated statements of net (loss) income.

Continuity of Replacement LTIP units are as follows:

	Six months ended September 30, 2024	Year ended March 31, 2024
Opening balance	2,776,868	3,059,643
Dividend equivalents and other adjustments	9,504	74,126
Vested and settled	—	(356,900)

Ending balance	2,786,373	2,776,868

29.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

29.	KEY MANAGEMENT PERSONNEL (continued)

Remuneration of the Company’s Board of Directors and ELT for the respective periods are as follows:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$2.3	$1.7	$4.7	$3.3
Director fees	0.4	0.8	0.8	1.6
Share-based compensation (Note 30)	4.5	1.1	5.0	1.7

	$7.2	$3.6	$10.5	$6.6

30.	SHARE-BASED COMPENSATION

Long-term incentive plan

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), DSUs, Performance Share Units (“PSU”) and stock options.

Deferred share units

Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

For the three and six month periods ended September 30, 2024, the Company recorded a share-based payment compensation expense of $0.7 million and $1.2 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net (loss) income and contributed deficit on the condensed interim consolidated statements of financial position. For the three and six month periods ended September 30, 2023, the Company recorded a share-based payment compensation expense of $0.5 million and $0.9 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net (loss) income and contributed deficit on the condensed interim consolidated statements of financial position.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	SHARE-BASED COMPENSATION (continued)

Continuity of deferred share units are as follows:

	Six months ended September 30, 2024	Year ended March 31, 2024
Opening balance	344,768	215,628
Granted	96,557	187,549
Dividend equivalents and other adjustments	5,997	12,511
Vested and settled	—	(70,920)

Ending balance	447,321	344,768

Restricted share units and performance share units

Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. Holders of RSUs and PSUs are also entitled to dividend equivalents when dividends are declared to common shareholders. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

FY2023 Plan

On May 17, 2022, 141,203 RSUs and 556,348 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The RSUs and PSUs vested on March 15, 2024 upon the achievement of service and performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions.

For the three and six month periods ended September 30, 2024, the Company recorded share-based payment compensation expense of $0.3 million and $0.5 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net (loss) income and contributed deficit on the condensed interim consolidated statements of financial position. For the three and six month periods ended September 30, 2023, the Company recorded share-based payment compensation expense of $0.3 million in administrative and selling expenses on the condensed interim consolidated statements of net (loss) income and contributed deficit on the condensed interim consolidated statements of financial position.

FY2024 Plan

On March 31, 2023, the Board of Directors approved a grant of 457,935 and 404,211 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024, with a grant date fair value of US $7.62 per award based on the market price of the Company’s common shares. The RSUs and PSUs will vest on March 31, 2026 upon the achievement of service and performance conditions. The total grant date fair value determined is

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	SHARE-BASED COMPENSATION (continued)

recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions.

For the three and six month periods ended September 30, 2024, the Company recorded share-based payment compensation expense of $0.5 million and $0.9 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net (loss) income and contributed deficit on the condensed interim consolidated statements of financial position. For the three and six month periods ended September 30, 2023, the Company recorded share-based payment compensation expense of $1.5 million in administrative and selling expenses on the condensed interim consolidated statements of net (loss) income and contributed deficit on the condensed interim consolidated statements of financial position.

FY2025 Plan

On June 18, 2024, the Board of Directors approved a grant of 569,536 and 953,783 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2025. The RSUs and PSUs will vest on March 31, 2027 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”). Under terms of the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a) 20-day volume weighted average price of the common shares as at March 31, 2027, less (b) 20-day volume weighted average price of the common shares as at April 1, 2024, plus (c) cumulative reinvested dividends from April 1, 2024 to March 31, 2027, divided by the 20-day volume weighted average price of the common shares converted to Canadian dollars as at April 1, 2024.

The grant date fair value of RSUs of US $10.21 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of US $18.47 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the Company and its peer group along with a wide range of possible share price outcomes. The Monte-Carlo simulation assumptions used to estimate the fair value of the PSUs are as follows:

	September 30, 2024	March 31, 2024
Common share price	$13.81	$—
20-day VWAP as at April 1, 2024	$10.72	$—
Term (in years)	3.0	—
Common share expected volatility	41.03%	—
Expected risk-free interest rate	3.09%	—

The total grant date fair value determined for the RSUs and PSUs are recognized on a straight-line basis over the vesting period.

For the three and six month periods ended September 30, 2024, the Company recorded share-based payment compensation expense of $6.4 million in administrative and selling expenses on the condensed interim consolidated statements of net (loss) income and contributed deficit on the condensed interim consolidated statements of financial position.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	SHARE-BASED COMPENSATION (continued)

Continuity RSUs are as follows:

	Six months ended September 30, 2024	Year ended March 31, 2024
Opening balance	607,252	144,682
Initial grant	569,536	—
Granted based on achievement of service and performance conditions	—	457,935
Dividend equivalents and other adjustments, net of cancellations and forfeitures	584	4,635

Ending balance	1,177,372	607,252

Continuity of PSUs are as follows:

	Six months ended September 30, 2024	Year ended March 31, 2024
Opening balance	231,898	178,407
Initial grant	953,783	—
Granted based on achievement of service and performance conditions	—	78,821
Dividend equivalents and other adjustments, net of cancellations and forfeitures	11,113	(25,331)

Ending balance	1,196,794	231,898

31.	DIVIDENDS

On June 18, 2024, the Board of Directors declared a dividend of US$0.05 per common share for shareholders of record at market close on July 2, 2024. A dividend of $7.1 million (US $5.2 million) was paid on July 19, 2024. On August 13, 2024, the Board of Directors declared a dividend of US$0.05 per common shares for shareholders of record at market close on August 23, 2024. On September 27, 2024, a dividend of $7.1 million (US $5.2 million) was paid and recorded as a distribution through retained earnings (September 30, 2023 - $13.9; US $10.4 million).